January 14, 2026

Kevin Charlton
Chief Executive Officer
NewHold Investment Corp IV
52 Vanderbilt Avenue
New York, NY 10017

        Re: NewHold Investment Corp IV
            Draft Registration Statement on Form S-1
            Submitted December 8, 2025
            CIK No. 0002099767
Dear Kevin Charlton:

       This is to advise you that we do not intend to review your registration statement.

         We request that you publicly file your registration statement and nonpublic draft submissions at least 15 days prior to any road show as that term is defined in Rule 433(h)(4)
or, in the absence of a road show, at least 15 days prior to the requested effective date of the registration statement. Please refer to Rules 460 and 461 regarding requests for acceleration.
We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact David Link at 202-551-3356 with any questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Real
Estate & Construction
cc:   Terry Bokosha